Exhibit 1
Execution Copy
LOCK UP AGREEMENT

To:	FMG Acquisition Corp. Four Forest Park Second Floor Farmington, CT 06032
RE: Proposed Business Combination Involving FMG Acquisition Corp. and United Insurance Holdings, L.C.

1.	Acknowledgment. The undersigned acknowledges that FMG Acquisition Corp. (“FMG”) and United Insurance Holdings L.C. (“UIH”) are intending to complete a proposed business combination pursuant to the Amended and Restated Agreement and Plan of Merger (the “Merger Agreement”) dated August 15, 2008 between UIH, FMG and United Acquisition Corp., a wholly-owned subsidiary of FMG. In consideration of the transactions contemplated by the Merger Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by the undersigned), the undersigned covenants and agrees with FMG as follows with respect to the shares of FMG common stock issued or issuable to the undersigned (or to persons or entities with respect to which the undersigned would have beneficial ownership of such shares within the rules and regulations of the Securities and Exchange Commission) whether pursuant to the Merger Agreement or otherwise and any other security of UIH or FMG that is convertible into, or exercisable or exchangeable for, FMG common stock (the “FMG Shares”). The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into the agreements set forth herein.

2.	Lock-Up. The undersigned represents and warrants to FMG that, for the duration of the Lock-Up Period (as defined below), the undersigned will not, directly or indirectly: (i) offer, sell, contract to sell, pledge, lend, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any FMG shares, (ii) establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” with respect to any FMG Shares (in each case within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder) or otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of any FMG Shares, whether or not such transaction is to be settled by delivery of FMG Shares, other securities, cash or other consideration, or (iii) engage directly or indirectly in any transaction the likely result of which would involve a transaction prohibited by either of clauses (i) or (ii). The foregoing restriction is expressly agreed to preclude the undersigned from engaging in any hedging or other transaction which is designated to, or reasonably expected to lead to, or result in, a sale or disposition of any FMG Shares even if such FMG Shares would be disposed of by someone other than the undersigned. Such prohibited hedging or other transactions would include without limitation any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to any of the FMG Shares or with respect to any security that includes, relates to, or derives any significant part of its value from the FMG Shares. The undersigned agrees and consents to the entry of stop transfer instructions with FMG’s transfer agent and registrar against, and authorizes FMG to cause the transfer agent and registrar to decline, the transfer of Relevant Securities held by the undersigned except in compliance with the foregoing restrictions.

3.	Lock-Up Period. For the purposes hereof, the “Lock-Up Period” shall mean with respect to all of the FMG Shares, the period beginning on the date of the Effective Time (as such term is defined in the Merger Agreement) and ending on the date that is ninety (90) days following the date of the Effective Time.

4.	Termination. This Agreement may be terminated by mutual written consent of the parties hereto. This agreement shall be terminated upon the earlier of (i) the termination of the Merger Agreement and (ii) one calendar day following the date that is ninety-one (91) days following the date of the Effective Time, in accordance with its terms. The undersigned further understands that this agreement is irrevocable, and that all authority herein conferred or agreed to be conferred shall survived the death or incapacity of the undersigned and will be binding on the undersigned and the respective successors, heirs, personal representatives, and assigns of the undersigned.

5.	Public Disclosure. The undersigned agrees not to make any public disclosure or announcement of or pertaining to this agreement, the Merger Agreement or the Merger Agreement or the transactions contemplated thereby without the prior written consent of FMG except as required by law.

6.	Damages. The undersigned recognizes and acknowledges that this agreement is an integral part of the Merger Agreement and that a breach by the undersigned of any covenants or other commitments contained in this Agreement will cause the other party to sustain injury for which it may not have an adequate remedy at law for money damages. Therefore, the undersigned agrees that in the event of any such breach, FMG shall be entitled to the remedy of specific performance of such covenants or commitments and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity, and the undersigned agrees to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

7.	Governing Law. This agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable therein (without regard to conflict laws of principles).

8.	Facsimile. FMG and the undersigned shall be entitled to rely on delivery of a facsimile copy hereof which shall be legally effective to create a valid and binding agreement of the undersigned and FMG in accordance with the terms hereof.

9.	Counterparts. This agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

10.	Entire Agreement. This agreement constitutes the entire agreement and understanding between the parties pertaining to the subject matter of this agreement.

Synovus Financial Corp.

/s/ Alana L. Griffin	/s/ J. Bart Singleton

Signature of Witness	By:	J. Bart Singleton
	Title:	Executive Vice President
Alana L . Griffin Name of Witness (please print)

1111 Bay Avenue, Suite 500
Columbus, Georgia 31901
(706) 644-1952
Address and fax number of Synovus Financial Corp.

1,762,941 Number of FMG Acquisition Corp.
Common Shares subject to this Lock-Up
Agreement
The foregoing is agreed and accepted as of the 29th day of September, 2008.
FMG Acquisition Corp.

Per:	/s/ Gordon G. Pratt Authorized Signature